UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 18, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary
Date: February 18, 2010

18 February 2010
LGL DIVIDEND PAYMENT
Lihir Gold Limited (LGL) declared a final dividend of US$0.015 (1.5 US cents) per ordinary share on 18 February 2010.
The record date for this dividend is 2 March 2010, not 25 February 2010 as previously advised.
Shareholders with a registered address in Australia, Papua New Guniea (PNG), New Zealand, the United Kingdom or Canada will receive their dividend in the currency of the country where they are registered.
Shareholders with addresses outside these countries will receive the dividend in US currency.
Please note that as LGL is a PNG registered company, the dividend will be subject to PNG withholding tax at the rate of 10% and will be unfranked.
The dividend will be paid on 31 March 2010.
For further information:
Joel Forwood
Manager Investor Relations
+61 3318 3331

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLGold.com	Papua New Guinea